FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 3, 2006
2.	Press release dated January 16, 2006
3.	Press release dated January 18, 2006
4.	Press release dated January 19, 2006
5.	Press release dated January 24, 2006
6.	Press release dated January 25, 2006
7.	Press release dated January 25, 2006
8.	Press release dated January 30, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score

Name: Tim Score
Title: Chief Financial Officer

Item 1

03 January 2006

ARM RealView Tools Drive SoC Projects in Universities Across Europe

CAMBRIDGE, UK – January 3rd, 2006 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Circuits-Multi-Projects (CMP) has licensed the ARM® RealView® CREATE family of Electronic System Level (ESL) tools to drive advanced SoC projects in universities and research laboratories across Europe, Turkey, Egypt and Israel. CMP is already a successful distributor of RealView Developer tools for educational purposes (250 licences already distributed). purposes; through this new licensing agreement, the CMP will be able to provide university students with access to emerging SoC design technology, helping to put those students at the forefront of design research and methodology best-practices.

“The RealView ESL design tools from ARM enable system developers to efficiently and reliably design SoC solutions for next-generation advanced digital products,” said Bernard Courtois, Director of CMP. CMP has a long history with modeling ARM technology-based digital systems and has already seen the benefits of using RealView tools over this past year. This agreement will enable us to better educate university students on the most essential element of the SoC design flow.”

“ARM is committed to helping university students and research specialists stay ahead of the curve with easy access to cutting-edge ARM design tools,” said Thomas Kettler, business development manager, ESL Tools, ARM. “By extending its current ARM tools offerings with the entire range of our RealView CREATE family of ESL design tools, CMP is well-positioned to offer universities and research laboratories an end-to-end solution within the design flow.”

The RealView CREATE family of design tools uses ESL technology to create a virtual prototype of processor cores and complete SoC designs in the pre-silicon phase. As part of this process, SoC hardware architecture and software are tested extensively in the pre-silicon phase. The tools work at the cycle-based and transaction-based abstraction level, combining the speed of C/C++ with the accuracy of RTL, to provide a complete platform for modeling and programming multi-core SoCs. The tools also support the SPIRIT 1.1 standard for ease of integration into downstream RTL and implementation design flows. As a result, design engineers using the RealView ESL design tools will be able to achieve enhanced end product quality.

The RealView CREATE family includes the RealView SoC Designer (with MaxSim® technology), the RealView Core Generator (with MaxCore® technology) and the RealView Model Library. All tools and models are available now.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About CMP
CMP is a broker for a number of technologies (prototyping and low volume production). Since 1981, 800 Institutions from 60 countries have been served, through more than 500 runs, 20 semiconductor houses have been interfaced.

Visit CMP at: http://cmp.imag.fr

END

ARM, RealView, MaxSim and MaxCore are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

###

Contact Details
ARM PRESS OFFICE: +44 208 996 4141
Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Niall O’Malley
Text 100
+44 208 996 4143
londonarm@text100.co.uk

Item 2

16 January 2006

ARM Technologies Recognized As "Best In 2005"

What: ARM was recently recognized as the 'Best in 2005' by three leading electronics industry publications:

Electronic Products Magazine – Product of the Year
The ARM® Cortex™-A8 processor received the distinction of “Product of the Year,” being cited in the publication as achieving “new heights in performance and efficiency”.

Portable Design Magazine – Editor’s Choice
The Cortex-A8 processor was chosen for this distinction because it delivers up to 2,000 DMIPS while consuming <300 mW in 65-nm implementations at up to 1 GHz, making it suitable for use in consumer and low-power mobile devices running multichannel video, audio, and gaming applications.

Electronic Design Magazine - ‘Best of Embedded 2005’
The Cortex-A8 processor was touted as giving the ARM architecture a pleasant boost this year because of the Jazelle® RCT technology that is a part of the processor architecture. Specifically the Thumb®-2EE instruction set, which is used in the Jazelle RCT technology, is cited as being a “virtual-machine designer’s dream,” because it enables run time compilers to deliver the highest performance and is applicable to instruction sets like Java, Microsoft.NET, MSIL/Compact Framework, and Perl and Python, with more flexibility than C and C++.

Where: For Electronic Product’s ‘Product of the Year’ please visit:
http://www.electronicproducts.com/ShowPage.asp?FileName=poy.jan2006.HTML

For Portable Design’s Editor’s Choice Awards please visit:
http://pd.pennnet.com/Articles/Article_Display.cfm?ARTICLE_ID=244913&p=21&cat=INDUS

For Electronic Design ‘Best of the Best’ please visit:
http://www.electronicdesign.com/Articles/Index.cfm?AD=1&ArticleID=11555

Who: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM, Jazelle and Thumb are registered trademarks of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141

Nandita Geerdink	Michelle Spencer
Text 100	ARM
415 593 8457	+44 1628 427780
naarm@text100.co.uk	michelle.spencer@arm.com

Item 3

18 January 2006

ARM Powered® TTPCom Modem Delivers Market-Leading Size and Performance Advantages

CBEmacro modem architecture enables semiconductor vendors to compete effectively in the high-growth tri-mode EDGE/WCDMA/HSDPA market

CAMBRIDGE, UK – Jan. 18, 2006 – TTPCom Limited (TTPCom) and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced the results of comparative analysis which reveal that wireless applications processors that integrate the TTPCom CBEmacro 3G modem occupy less silicon area than current market-leading solutions, and benefit from the significantly greater efficiency and performance of the ARM1156T2-S™ processor subsystem to produce industry-leading Power, Performance and Area (PPA). As a result, the CBEmacro modem architecture will reduce silicon cost and improve battery life of dual mode WCDMA/EDGE and tri-mode HSDPA/EDGE baseband modems thereby giving silicon partners a competitive advantage.

As OEMs and ODMs seek to deliver cost-effective, high-end functionality for mid-tier and entry level dual and tri-mode mode handsets in 2007, the semiconductor industry is looking for ways to deliver additional modem functionality at a lower price. The CBEmacro modem design combines TTPCom’s intelligent architecture with the ARM1156T2-S processor and AMBA® Fabric technology to enable licensees to deliver the industry’s most compact and performance optimised dual-mode EDGE/WCDMA or tri-mode EDGE/HSDPA (Cat 6, 8 and 10) baseband silicon. System integration of a modem with a multimedia applications processor is eased by the use of the latest AMBA 3 AXI™ high-performance system components and the ability to share major subsystems such as embedded trace functionality and further reduce overall silicon area. This will enable semiconductor companies to offer a modem with market-leading PPA and increase their addressable market by an order of magnitude.

“Footprint, power, and cost are key to gaining handset market share, where the baseband and applications processor duties have become paramount in today’s handset designs,” stated Peter DiPaolo, Communications Technology manager at Semiconductor Insights (SI). “SI has performed more than 40 technical analyses on leading-edge baseband and applications processor chips within the past year, including coverage of all of the major vendors. Bringing together our analytical expertise and TTPCom’s technical excellence, TTPCom was able to demonstrate that the CBEmacro 3G is a world class EDGE/ WCDMA modem design in both technical specification and die area.”

“When designing the CBEmacro 3G platform, we set out not only to provide our customers with competitive advantage through dual mode WEDGE and HSDPA functionality, but to enable them to compete directly with the world’s leading players on die size, performance and power consumption,” said Julian Hildersley, managing director of TTPCom’s Silicon Business Unit. “Bill of Material (BoM) costs are crucial in today’s competitive handset market where as little as 50 cents can make or break a deal. Consequently every millimeter of die area saved improves the economics of the deal.”

A comparative analysis, in which the CBEmacro modem (EDGE/ WCDMA) replaced the modem functionality in a state-of-the-art wireless applications processor demonstrated TTPCom’s design leadership. In a like for like comparison on a 90nm process, the CBEmacro 3G design provides for both higher technical specification and smaller die size than the current market leader. This size advantage translates into cost benefits and higher yields while enabling TTPCom’s customers to deliver an integrated baseband/applications processor loaded with key mass market peripherals.

“TTPCom’s CBEmacro modem combines their expertise in cellular modem with the latest ARM® Thumb®-2 technology-enabled processor, AMBA 3 AXI interconnect, PrimeCell® memory controllers and peripherals, CoreSight™ debug system and RealView® tools which has resulted in an innovative solution for semiconductor manufacturers,” said Rob Coombs, global director of Mobile Solutions, ARM. “Semiconductor Partners with advanced applications processors can now easily integrate a licensable cellular modem with market-leading PPA for the global cellular market. The CBEmacro modem’s extensive use of the latest ARM system components has contributed to the cost effectiveness of this system solution.”

To find out more or to see a demonstration of the TTPCom CBEmacro – visit TTPCom and ARM at the 3GSM in Barcelona.

TTPCom: Hall 1 Stand C67
ARM: C29 HS8.01

Notes to Editors:

Performance advantages
In recent benchmarking activity, TTPCom modem software code in association with the ARM1156T2-S processor, compiled for ARM Thumb-2 technology, showed an efficiency gain of up to1.6x compared to the performance of previous generation cores running code compiled for Thumb technology. Consequently the processor and subsystem can be run at much lower frequencies, enabling implementation in ARM Artisan® MetroTM low-power libraries, and still achieve the desired modem functionality – a key issue for extended battery life.

About TTPCom
With 10 offices and development centres around the world, TTPCom Ltd. is the principal operating subsidiary of TTP Communications plc (LSE: TTC). The company develops intellectual property used in the design and manufacture of wireless communication terminals. TTPCom licenses its technology to leading semiconductor and terminal manufacturers worldwide, including Analog Devices, Intel, LG, NEC, Renesas, Sharp and Siemens.

TTPCom has established a world leading position with its GPRS, EDGE and 3G protocol software; offers rapid customisation of handsets through its AJAR applications framework; and develops both radio and baseband cellular engines through its macro products. More than 40 million devices using TTPCom technology were shipped during 2004. More information can be found on TTPCom's website at: http://www.ttpcom.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, AMBA, ARM Powered, PrimeCell, RealView and Thumb are registered trademarks of ARM Limited. ARM1156T2-S, Metro and CoreSight are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contacts:
Peter Davies
TTPCom Ltd
Tel: +44 (0) 1763 266266
Email: peter.davies@ttpcom.com

Michelle Spencer
ARM
Tel +44 (0) 1628 427780
Email: michelle.spencer@arm.com

Item 4

31 January 2006

ARM Holdings plc Webcast & Conference Call Invitation

ARM Holdings plc
cordially invites you to participate in a
WEBCAST & CONFERENCE CALL
on Tuesday, 31 January 2006
following the 7.00am announcement of
it’s Q4 Results Statement
(The press release will be available after 8.00am from www.arm.com/ir)
Hosted by:
Sir Robin Saxby, Chairman
Warren East, Chief Executive Officer
Tim Score, Chief Financial Officer
Bruce Beckloff, VP Investor Relations
A live web-cast of the results presentation will be available on the ARM website (www.arm.com/ir) at:
9.30am BST
10.30am CET
4.30am EDT
A follow up conference call will be held at:
1.30pm BST
2.30pm CET
8.30am EDT

Dial In Numbers:
Participants Dial in number: +44 (0) 1452 561 263
US Toll Free Dial in number: +1 866 223 0502
UK Toll Free Dial in number: 0 800 073 1806

There will be a simultaneous audio webcast available at
www.arm.com/ir

If you cannot attend, you can listen to a taped recording which will be available approximately 1 hour after the call ends for 5 days.

Dial In number: +44 (0) 1452 55 00 00
(Access code: 4421627#)
If you have any queries, please contact:
Bruce Beckloff
ARM Holdings plc
Tel: +44 1223 400 940
bruce.beckloff@arm.com

Item 5

24 January 2006

Embedded Systems Institute to become ARM Approved Training Center in China

GUANGDONG, CHINA AND CAMBRIDGE, UK - Jan. 24, 2006 –

Embedded Systems Institute (ESI), an institute of The Hong Kong University of Science and Technology in Nansha IT Park in Guangdong, China, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that ESI has been certified as an ARM® Approved Training Center (ATC). ESI will provide training programs to university students and industry professionals to help them strengthen their capability in ARM Powered® design and development.

The Organization for Economic Co-operation and Development (OECD) reported that China has overtaken the US as the world’s leading exporter of information technology goods with a total of $180 billion worth of products in 2004 (OECD, December 12, 2005). However, the majority of this value was contributed by overseas investments in China. Meanwhile, China’s trade deficit of electronic components continued to ascend to a total of $62 billion in 2004 (21st Century Business Herald, December 24, 2005). Today, Chinese companies are striving to improve their competitiveness in designing and developing products that require advanced embedded systems expertise.

Being one of the most popular embedded system architectures, in China as well as around the world, ARM has increasingly become the Chinese engineers’ processor of choice when developing SoC solutions. By certifying Approved Training Centers in China, ARM ensures that Chinese electronic engineers can receive training on ARM Powered SoC design and development, which fosters local innovation in electronics design.

“The Pearl River Delta is the center of electronics manufacturing in China. Many companies now develop products based on ARM technologies to gain a competitive edge. However, one of the biggest challenges for them is to recruit experienced engineers,” said Dr. David Young, director of ESI. “By being certified as an ARM Approved Training Center, ESI will be able to provide training courses on embedded system design and applications to students and professionals, especially those who are based in this region, to improve their embedded systems design and development capability.”

“The ARM Approved Training Centers today play a significant role in enabling people to access and learn about ARM technologies, enabling a healthy industry ecosystem in China,” said Dr Jun Tan, president of ARM China. “Being the fifth ARM ATC in mainland China, ESI will bring its expertise of ARM Powered system design to engineers. We believe the initiative by all five ATCs will ultimately contribute to the Chinese semiconductor industry’s efforts in developing more products that are not only made but also designed in China.”

About Embedded Systems Institute
Led by the Institute Director, Dr. K. David Young of the Applied Technology Center, HKUST, Embedded Systems Institute (ESI) has started its operations in the Nansha IT Park (NITP) at the beginning of July 2004. ESI provides undergraduates with trainings which are complementary to the regular curriculums. To support the industrial sector, ESI organizes training programs for experienced professionals, workshops for management executives and training courses for hardware/software engineers. ESI also has the capabilities to embark on product prototyping projects to further assist the companies in Hong Kong and the Pearl River Delta. More information on EIS is available at http://www.esi.ust.hk.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

END

ARM and ARM Powered are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

# # #

Contact Details:
ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Item 6

25 January 2006

ARM-Synopsys Verification Methodology Manual for SystemVerilog endorsed by leading Japanese Semiconductor Companies

CAMBRIDGE, UK, MOUNTAIN VIEW, CA and TOKYO, JAPAN – January 25, 2006- ARM [(LSE:ARM)]; (Nasdaq:ARMHY) and Synopsys, Inc. (Nasdaq:SNPS), a world leader in semiconductor design software, today announced that the Verification Methodology Manual (VMM) for SystemVerilog has been endorsed by the Semiconductor Technology Academic Research Center (STARC) and major electronics companies in Japan as a reference to develop advanced verification environments based on the IEEE standard SystemVerilog language. In addition, the companies announced that the Japanese-language edition of the manual will be published by CQ Publishing in Japan. More than 1,800 copies of the English-language edition have been sold to date.

The manual, co-authored by verification experts from ARM and Synopsys, describes how to use SystemVerilog to create comprehensive verification environments using coverage-driven, constrained-random and assertion-based techniques, and specifies library building blocks for interoperable verification components. The VMM for SystemVerilog, reviewed by verification engineers from more than 30 semiconductor industry companies, helps enable chip development teams to achieve measurable functional coverage goals in less time with less effort, giving verification engineers and managers the confidence to tape out complex system-on-chip (SoC) and silicon intellectual property (IP) designs.

“The VMM for SystemVerilog is our recommended reference book to architect SystemVerilog verification environments,” said Yoshiharu Furui, senior manager, IP Reuse Engineering Group at STARC Japan. “It defines the state-of-the-art for advanced, coverage-driven functional verification that engineers can use to increase chip development productivity and quality, and will complement the IP Functional Verification Guide being developed by the STARC IP Reuse Engineering Group.”

“The VMM for SystemVerilog has been quickly established as an industry-leading reference for advanced verification with SystemVerilog,” said Takafumi Nishijima, president, ARM KK. “We welcome STARC’s endorsement of this manual and the availability of a Japanese-language edition.”

“Companies around the world are adopting SystemVerilog and taking advantage of the advanced methodologies enabled by the language,” said Kimio Fujii, president of Nihon Synopsys KK, Synopsys’ Japanese subsidiary. “Just as the Reuse Methodology Manual (RMM) for System-on-a-Chip Designs established the open, industry standard for design reuse and reusable silicon IP, the Verification Methodology Manual for SystemVerilog defines an open, industry standard for advanced verification and interoperable verification IP with SystemVerilog.

“The VMM for SystemVerilog will enable all SoC and IP projects to establish an effective, predictable and reusable verification process using SystemVerilog that is based upon the experience of leading industry experts,” said Yoshio Takamine, group manager, System Level Design and Verification Technology Development, Renesas Technology Corp.

“The VMM for SystemVerilog will enable any SoC or IP development team to achieve higher levels of verification productivity and quality by providing a standard, interoperable methodology for taking advantage of the coverage-driven, constrained-random techniques used by industry experts,” said Zenji Oka, Manager Electronic Devices Company, RICOH COMPANY, LTD.

A free technical tutorial on the VMM for SystemVerilog will be delivered at the EDS Fair in Yokohama, Japan on Friday, January 27, 2006. More information is available at www.vmm-sv.com.

Pricing and Availability
The Japanese-language edition of the VMM for SystemVerilog will be available in February from CQ Publishing for 3,980 yen. For additional information on the Japanese-language edition of the VMM for SystemVerilog and to purchase the English-language edition, please visit: www.vmm-sv.com.

About Synopsys
Synopsys, Inc. is a world leader in electronic design automation (EDA) software for semiconductor design. The company delivers technology-leading semiconductor design and verification platforms and IC manufacturing software products to the global electronics market, enabling the development and production of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California and has offices in more than 60 locations throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com/.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About STARC
The Semiconductor Technology Academic Research Center, STARC, is a research consortium co-founded by eleven major Japanese semiconductor companies* in December 1995. STARC's mission is to contribute the growth of the Japanese semiconductor industry by developing leading-edge SoC design technologies. Currently, STARC is pursuing five objectives toward achieving its mission:

1.	Development of technologies for improving design productivity
2.	Development of technologies aimed at re-use and sharing of design assets (IP)
3.	Development of design technologies to increase the added value of SoC
4.	Promotion of collaborative research with universities
5.	Training and educational support for engineers and researchers in the semiconductor field

*Founding companies, in alphabetical order: Fujitsu Limited, Matsushita Electric Industrial Co., Ltd., NEC Electronics Corporation, Oki Electric Industry Co., Ltd, Renesas Technology Corporation, Rohm Co., Ltd, Sanyo Electric Co., Ltd, Seiko Epson Corporation, Sharp Corporation, Sony Corporation, Toshiba Corporation. For more information, visit the STARC web site at http://www.starc.jp/index-e.html.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including expectations of the impact of the Verification Methodology Manual for SystemVerilog on IC design and the adoption of the SystemVerilog language. These statements are based on current expectations and beliefs. Actual results could differ materially from these statements as a result of (i) unforeseen difficulties by customers in completing their SystemVerilog-based designs, (ii) lower-than-expected customer demand for SystemVerilog verification methodologies, (iii) uncertainties attendant to any new technology offering and (iv) certain statements contained in the section of Synopsys’ Annual Report on Form 10-K for the fiscal year ended October 31, 2005 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Factors That May Affect Future Results.”

# # #

ARM is a registered trademark of ARM Limited. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. Synopsys is a registered trademark of Synopsys, Inc. All tradenames, trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.

Item 7

25 January 2006

ARM Processor and Physical IP deliver groundbreaking 750 MHz ARM11 Implementation

CAMBRIDGE, UK - Jan. 25 2006 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today unveiled a groundbreaking high performance implementation of the ARM1176JZF-S™ processor, enhanced with the ARM® Artisan® Advantage™ cell library and memories, which achieves a frequency of more than 750 MHz in a high-performance 90nm foundry process while occupying only 2.4 mm2 of silicon area. This represents a significant performance increase through a combination of collaborative design, advanced physical IP and process technology. The optimized implementation delivers an industry-leading performance of more than 920 Dhrystone MIPS for existing applications and operating systems without the need for expensive software re-design or re-compilation.

“The industry leading combination of the ARM processor business and the Physical IP business acquired from Artisan a year ago is delivering technically as well as commercially,” said Mike Inglis EVP Marketing and Business Development. “Our combined engineering teams have worked together to create a best-in-class 90nm design for semiconductor Partners serving the high volume digital consumer market.”

The high-performance design is a fully routed, reference layout of the ARM1176JZF-S processor including 16KB instruction cache, 16KB data cache, 4x high-performance AMBA® 3 AXI™ interconnect interfaces to speed instruction and data access, and a vectorized floating-point unit (VFP). Based on the award winning ARM11™ family, the ARM1176JZF-S processor has been widely adopted for next generation consumer applications due to its high-end performance, energy efficiency and rich feature set.

“The new 750 MHz implementation of the ARM1176JZF-S processor illustrates the benefits of combining a complete range of ARM technology, in terms of performance, compatibility, lower risk and time-to-market,” said John Cornish, VP Marketing, Processors Division, ARM. “The ARM Advantage library and memories combined with the ARM1176JZF-S processor highlights our commitment to providing leading-edge solutions for applications which need a higher level of performance with full software compatibility. This is the latest of several targeted implementations that combine our industry-leading processor and physical IP, to demonstrate high performance in a low cost and power footprint.”

The ARM Advantage family of cell libraries and memories delivers high-performance and low-power, and provides an out-of-the-box solution for demanding digital home, entertainment, and other high-end applications. The ARM Advantage family reinforces the powerful synergy between ARM’s processor and physical IP products. Combined, these complementary technologies enable ARM to offer the industry’s broadest portfolio of system-on-chip (SoC) IP, and deliver performance and power optimized processor implementations for deep sub-micron silicon design.

The ARM1176JZF-S synthesizable processor is targeted at consumer and wireless devices such as digital TVs, set-top-boxes, games consoles, and mobile phones. The processor incorporates ARM Jazelle® technology for Java acceleration, ARM TrustZone® technology, a key enabling technology, targeted specifically at securing consumer products running open Operating Systems (OS), such as Symbian OS, Linux and Windows CE, and a Vector Floating-Point (VFP) coprocessor to provide powerful acceleration for embedded 3D graphics.

Availability
The high speed ARM1176JZF-S processor implementation with 16K Instruction and Data caches will run at more than 750MHz, with a die size of only 2.4mm2 and less than 500mW of power including caches. The ARM1176JZF-S processor, and the Advantage cell library and memories for the TSMC 90GT process, are available now. For further information contact your local ARM office or visit www.arm.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, Jazelle, AMBA and TrustZone are registered trademark of ARM Limited. ARM11, ARM1176JZ(F)-S and AXI is a trademark of ARM Limited. Artisan is a registered trademark of ARM Physical IP, Inc.; Advantage is a trademark of ARM Physical IP, Inc. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Molly Taylor	Michelle Spencer
Text 100	ARM
415 593 8454	+44 1628 427780
mollyt@text100.com	michelle.spencer@arm.com

Item 8

30 January 2006

ARM Announces New RealView Development Tools For ARM Powered Microcontrollers

New ARM RealView Tools offer complete out-of-the-box development solution for ARM Powered MCUs

CAMBRIDGE, UK – Jan. 30, 2006 - ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced the release of its new RealView® Microcontroller Development Kit, which integrates the ARM® RealView Compilation Tools with the Keil® µVision3 development environment. This product provides developers with a feature-rich, integrated development environment specifically optimized for a wide range of ARM processor-based microcontrollers (MCUs), enabling shorter development cycles and significantly reducing time-to-market.

“This announcement is clear evidence that the acquisition of Keil is already bearing results,” said Mike Inglis, EVP Marketing and Business Development, ARM. “The RealView Microcontroller Development Kit, together with the wide choice of ARM processor-based microcontrollers from our semiconductor Partners, provides a complete solution to attack the embedded, automotive, and consumer markets.”

The RealView Microcontroller Development Kit features a Keil µVision3 integrated development environment (IDE), which includes a full project manager, editor, debugger and comprehensive MCU simulator for accurate designs. It also incorporates a configuration wizard, which speeds the generation of start-up code and configuration files. Projects created under the IDE are automatically built using RealView Compilation Tools. The built-in microcontroller simulator can model more than 50 ARM processor-based MCU devices, including their instruction set, on-chip peripherals and the external signals used to stimulate them.

The RealView Compilation Tools bring the high performance associated with the device creation market to the microcontroller market. Developed and tuned to deliver the tightest code density, the compilers produce images of significantly smaller code size leading to significant product cost reductions. The compilers generate optimized code for both the 32-bit ARM and 16-bit Thumb® instruction sets and support full ISO standard C and C++.

“This new development kit realizes our vision of combining the best of ARM and Keil tool technologies for advanced microcontroller development,” said Brian McAllister, director of Marketing, Development Systems, ARM. “The RealView Compilers, which are the result of more than 16 years of focused investment and development, combined with the Keil IDE, one of the world’s most popular development environments for microcontrollers, will enable us to deliver the combined power of these proven tools to the developers’ desktop.”

“Embedded software development is an increasingly critical part of total product development cycle. Our ARM microcontroller customers expect out-of-the-box solutions, quick to learn and robust,” said Jacko Wilbrink, ARM Microcontroller marketing manager, Atmel. “With the new RealView Microcontroller Development Kit, everyone can experience the advantage of proven technology, designed to be used by a large number of customers in market segments especially industrial and consumer.”

Availability

The RealView Microcontroller Development Kit is available immediately from ARM and its authorized distributors listed at www.keil.com/distis/.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, RealView, Thumb and ARM Powered are registered trademarks of ARM Limited. Keil is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Molly Taylor	Michelle Spencer
Text 100	ARM
+1 415 593 8454	+44 1628 427780
naarm@text100.com	michelle.spencer@arm.com